UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d -1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)

(Amendment No. 5)*

CHINA BIOLOGIC PRODUCTS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

16938C106
(CUSIP Number)

18th Floor, Jialong International Building, 19
Chaoyang Park Road Chaoyang District, Beijing 100125
People's Republic of China
(+86) 10-6598-3111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

CUSIP No. 16938C106	13D	Page 2 of 8 pages

1.	NAMES OF REPORTING PERSONS Lin Ling Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,529,704(1)(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,529,704(1)(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,529,704(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (3)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 16938C106	13D	Page 3 of 8 pages

(1)

Includes 50,000 shares of common stock issuable upon the exercise of a ten-year nonstatutory stock option granted to the Reporting Person by the Issuer under the Issuer's 2008 Equity Incentive Plan, exercisable within sixty (60) days of this report at $4.00 per share.

(2)

Share amounts give effect to the sale by the Reporting Person of 3,112,920 shares of the Issuer’s common stock, subject to the satisfaction or waiver of certain closing conditions, pursuant to a stock purchase agreement (the “Third Stock Purchase Agreement”) with WP X Biologics LLC (“WPX”), as purchaser, dated April 29, 2013. See Item 3. The Reporting Person will enter into an escrow agreement (the “Escrow Agreement”) with WPX and the Escrow Bank (as defined in the Third Stock Purchase Agreement) in respect of the remaining 1,479,704 shares (which excludes the 50,000 shares of Common Stock issuable upon the exercise of options held by the Reporting Person) (the “Escrowed Shares”) prior to the closing of this sale. See Item 6.

(3)

All percentage calculations set forth herein are based on 26,845,101 shares of Common Stock outstanding as of April 30, 2013 as reported on the Issuer's most recent proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2013.

ITEM 1. Security and Issuer.

     This Amendment No. 5 to Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of China Biologic Products, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125 , People's Republic of China. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. Identity and Background.

(a) This Amendment No. 5 to Schedule 13D is being filed by Lin Ling Li (the "Reporting Person").

(b) The business address of the Reporting Person is 10B NANFU Building, Lakeside Park, 66 Hubin Road, Fuzhou, 350001, People's Republic of China.

(c) Ms. Li is a principal shareholder of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 16938C106	13D	Page 4 of 8 pages

(f) The Reporting Person is a citizen of the People's Republic of China.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

     On April 29, 2013, the Reporting Person entered into the Third Stock Purchase Agreement with WPX, whereby subject to the satisfaction or waiver of certain closing conditions, the Reporting Person agrees to sell an aggregate of 3,112,920 shares (the “Shares”) of the Issuer’s common stock at a price of $20.00 per share to WPX (the “Transaction”). Immediately following the closing of the Transaction, the Reporting Person will beneficially own 1,529,704 shares of the Issuer’s Common Stock.

     The 1,529,704 shares of Common Stock beneficially owned by the Reporting Person following the close of the Transaction and reported herein (the “Remaining Shares”) also include options to purchase 50,000 shares of Common Stock that are fully vested and currently exercisable or will become exercisable within sixty (60) days of the date hereof at an exercise price of $4.00 per share. The options held by the Reporting Person were issued to the Reporting Person under the Issuer's 2008 Equity Incentive Plan (the "Plan") as compensation for her services as a Director of the Issuer.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

     As described in Item 3 above, the Reporting Person entered into the Third Stock Purchase Agreement with WPX on April 29, 2013. The closing of the Transaction is subject to the satisfaction or waiver of certain closing conditions including the entry of the Reporting Person into the Escrow Agreement for the Escrowed Shares and entry of the Issuer and WPX into a registration rights agreement with respect to the shares sold by the Reporting Person to WPX.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Upon closing of the Transaction, the Reporting Person will beneficially own 1,529,704 shares of Common Stock (which includes 50,000 shares of Common Stock issuable upon the exercise of options held by the Reporting Person), which represents approximately 5.7% of the issued and outstanding shares of Common Stock of the Issuer. The Reporting Person will not own any other securities of the Issuer.

(b) Upon closing of the Transaction, the Reporting Person will have the sole power to vote, or direct the vote of 1,529,704 shares of Common Stock and, subject only to the Escrow Agreement, the Reporting Person will have the sole power to dispose of, or direct the disposition of, 1,529,704 shares of Common Stock (which includes 50,000 shares of Common Stock issuable upon the exercise of options held by the Reporting Person), which represents approximately 5.7% of the outstanding shares of Common Stock of the Issuer. The Reporting Person’s right to dispose of the Escrowed Shares is subject to the limitations set forth in the Third Stock Purchase Agreement and the Escrow Agreement. Such limitations, as set forth in Section 5.5(a) of the Third Stock Purchase Agreement and the Escrow Agreement, prohibit the disposition of the Escrowed Shares prior to the resolution of a litigation between the Reporting Person and certain third parties.

CUSIP No. 16938C106	13D	Page 5 of 8 pages

(c) Other than the transactions in connection with the Third Stock Purchase Agreement described in Item 3 above, the Reporting Person has not effected any transactions in the Issuer's securities within the past sixty (60) days.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person's securities.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

Terms of the Third Stock Purchase Agreement

     As disclosed in Item 3 above, on April 29, 2013, the Reporting Person entered into the Third Stock Purchase Agreement to sell the Shares to WPX at a price of $20.00 per share. Immediately following the consummation of the transactions contemplated in the Third Stock Purchase Agreement, the Reporting Person will beneficially own 1,529,704 shares of the Issuer's Common Stock.

     As a condition to the closing of the Transaction, the Reporting Person, WPX and the Escrow Bank will enter into the Escrow Agreement in respect of the Escrowed Shares. The Reporting Person and WPX have agreed to enter into the Escrow Agreement in order to lock-up the Escrowed Shares pending the resolution of outstanding litigation between the Reporting Person and a third party. A summary of the key terms of the Escrow Agreement is set forth in Exhibit A to the Third Stock Purchase Agreement, included as Exhibit 9 to this Schedule 13D.

     The Reporting Person’s right to dispose of the Escrowed Shares is subject to the limitations set forth in the Third Stock Purchase Agreement and the Escrow Agreement. Such limitations, as set forth in Section 5.5(a) of the Third Stock Purchase Agreement and the Escrow Agreement, prohibit the disposition of the Escrowed Shares prior to the resolution of a litigation between the Reporting Person and certain third parties.

     As a condition to the closing of the Transaction, the Issuer will have executed and delivered to WPX, a registration rights agreement for the Shares on substantially similar terms to the registration rights agreement between the Issuer and WPX’s affiliates on December 10, 2010, included as Exhibit 7 to this Schedule 13D.

     The summary of the Third Stock Purchase Agreement herein is qualified in its entirety by references to the Third Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 9.

ITEM 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 16938C106	13D	Page 6 of 8 pages

Exhibit 1

Share Exchange Agreement among the Issuer, Logic Express and the selling stockholders signatory thereto, dated as of July 18, 2006, incorporated by reference to Exhibit 2.1 to the Issuer's registration statement on Form SB-2 filed on September 5, 2007

Exhibit 2

Securities Purchase Agreement among the Issuer, Logic Express, Shandong Missile Biologic Products Co., Ltd., and the selling stockholders and investors signatory thereto, dated as of July 18, 2006 incorporated by reference to Exhibit 4.1 to the Issuer's registration statement on Form SB-2 filed on September 5, 2007

Exhibit 3	Issuer's 2008 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the current report on Form 8-K, filed by the Issuer on May 13, 2008
Exhibit 4	Form of Stock Option Award Agreement of Issuer, incorporated by reference to Exhibit 10.5 of the current report on Form 8-K, filed by the Issuer on May 13, 2008
Exhibit 5

Stock Purchase Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and the selling stockholders signatory thereto, dated as of May 30, 2010, incorporated by reference to Exhibit 5 of the Schedule 13D/A, filed by the Reporting Person on June 25, 2010

Exhibit 6

Stock Purchase Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and the selling stockholders signatory thereto, dated as of August 31, 2010, incorporated by reference to Exhibit 6 of the Schedule 13D/A, filed by the Reporting Person on September 3, 2010

Exhibit 7

Registration Rights Agreement among Warburg Pincus Private Equity X., L.P., Warburg Pincus X. Partners, L.P. and China Biologic Products, Inc., dated as of December 10, 2010, incorporated by reference to Exhibit 4.1 of the current report on Form 8-K, filed by the Issuer on September 14, 2010

Exhibit 8	Reporting Person Request (including the form of Written Consent attached thereto) , incorporated by reference to Exhibit 8 of Schedule 13D/A, filed by the Reporting Person on March 19, 2012
Exhibit 9	Stock Purchase Agreement among WP X Biologics LLC, Mr. Lin Ling Li and Mr. Ze Qin Lin signatory thereto, dated as of April 29, 2013

CUSIP No. 16938C106	13D	Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 1st day of May, 2013.

LIN LING LI

By: /s/ Lin Ling Li
Name: Lin Ling Li

CUSIP No. 16938C106	13D	Page 8 of 8 pages

Exhibit 1

Share Exchange Agreement among the Issuer, Logic Express and the selling stockholders signatory thereto, dated as of July 18, 2006, incorporated by reference to Exhibit 2.1 to the Issuer's registration statement on Form SB-2 filed on September 5, 2007

Exhibit 2

Securities Purchase Agreement among the Issuer, Logic Express, Shandong Missile Biologic Products Co., Ltd., and the selling stockholders and investors signatory thereto, dated as of July 18, 2006 incorporated by reference to Exhibit 4.1 to the Issuer's registration statement on Form SB-2 filed on September 5, 2007

Exhibit 3	Issuer's 2008 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the current report on Form 8-K, filed by the Issuer on May 13, 2008
Exhibit 4	Form of Stock Option Award Agreement of Issuer, incorporated by reference to Exhibit 10.5 of the current report on Form 8-K, filed by the Issuer on May 13, 2008
Exhibit 5

Stock Purchase Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and the selling stockholders signatory thereto, dated as of May 30, 2010, incorporated by reference to Exhibit 5 of the Schedule 13D/A, filed by the Reporting Person on June 25, 2010

Exhibit 6

Stock Purchase Agreement among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and the selling stockholders signatory thereto, dated as of August 31, 2010, incorporated by reference to Exhibit 6 of the Schedule 13D/A, filed by the Reporting Person on September 3, 2010

Exhibit 7

Registration Rights Agreement among Warburg Pincus Private Equity X., L.P., Warburg Pincus X. Partners, L.P. and China Biologic Products, Inc., dated as of December 10, 2010, incorporated by reference to Exhibit 4.1 of the current report on Form 8-K, filed by the Issuer on September 14, 2010

Exhibit 8	Reporting Person Request (including the form of Written Consent attached thereto), incorporated by reference to Exhibit 8 of Schedule 13D/A, filed by the Reporting Person on March 19, 2012
Exhibit 9	Stock Purchase Agreement among WP X Biologics LLC, Mr. Lin Ling Li and Mr. Ze Qin Lin signatory thereto, dated as of April 29, 2013